Exhibit 99.1

Vantage Corp Successfully Commercializes OpsWiz and Secures First Customer

SINGAPORE, September 21, 2026 – Vantage Corp (NYSE American: VNTG) (“Vantage” or the “Company”), a shipbroking firm providing comprehensive services including brokerage, consultancy and operational support in the tanker market, announced that its subsidiary Hado Pte. Ltd. (“Hadō”) has secured Felcor Petroleum Pte. Ltd. (“Felcor Petroleum”) as the first customer of OpsWiz, a proprietary cloud-based operational control and automation platform for the maritime tanker and shipbroking sectors.

Felcor Petroleum will initially deploy OpsWiz for demurrage management, with plans to expand its use case into trade capture, automated cargo pricing, and inventory integration. The platform is intended to consolidate key workflows, improve data visibility, and reduce manual handling as Felcor Petroleum’s operations scale.

“Commercializing OpsWiz and securing its first customer marks a significant milestone in the platform’s development,” said Vantage Corp CEO Andre D’Rozario. “For years, we’ve used OpsWiz only for internal use. Felcor Petroleum’s adoption of OpsWiz provides external validation while demonstrating the platform’s potential beyond our internal shipbroking operations. We continue to refine OpsWiz and are making strides in adding a pre-fixing tool for the petrochemical market. OpsWiz remains an important part of our business as we continue to diversify beyond traditional shipbroking earnings and strengthen our broader growth platform.”

Philip Chee, Managing Director at Felcor Petroleum added: “We chose Vantage’s OpsWiz platform because it aligns with our vision of building a more connected, data-driven energy trading business. Beginning with demurrage management and progressing into trade capture, automated cargo pricing and inventory integration, we see the platform helping Felcor Petroleum improve visibility, accuracy and operational control while creating a technology foundation that can scale with our growth.”

About Vantage Corp

Founded in 2012 by five seasoned shipbrokers, Vantage Corp provides comprehensive shipbroking services, including operational support and consultancy services, in the tanker markets, covering clean petroleum products (“CPP”) and petrochemicals, dirty petroleum products (“DPP”), biofuels and vegetable oils. Vantage Corp also has a sales & projects team, a research/strategy team, and an IT team. Vantage over the years has emerged as a trusted intermediary and a pivotal link between oil companies, traders, shipowners, and commercial managers, ensuring smooth logistical flow for cargo deliveries to timely demurrage and claims settlements. Through its 100%-owned subsidiary Vantage (BVI) Corporation, Vantage Corp operates a growing network of regional subsidiaries, including Vantage Shipbrokers Pte Ltd (Singapore), Vantage Nexus Commercial Brokers Co., L.L.C (UAE), PJ Marine Singapore Pte. Ltd., PJ Marine Shanghai Co., Ltd., Peijun Marine Consultant Co., Limited (Hong Kong) and Hadō Pte Ltd (Singapore). Vantage Corp listed on the NYSE American on 12 June 2025. For more information, visit https://vntg-corp.com/.

About Felcor Petroleum

Founded in 2018 and headquartered in Singapore, Felcor Petroleum Pte. Ltd. is a petroleum trading and shipping company. The company charters vessels with crew and trades in fuels and related products, serving customers across the region. Its cargoes include light oils and refined products moving out of Singapore into Southeast Asian markets, including the Philippines.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future performance, outlook, strategies and general business conditions. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Vantage’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s annual report on Form 20-F filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

VNTG@gateway-grp.com